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CI Financial Reports Financial Results for the Second Quarter of 2022

•Diluted EPS of $0.81, adjusted EPS1 of $0.78
•Pre-tax income of $219.0 million, adjusted EBITDA1 of $251.0 million
•Operating cash flow of $141.2 million, free cash flow1 of $176.4 million
•Total assets of $333.7 billion, a year-over-year increase of 12%
•Completed acquisitions of two U.S. RIAs with $7.7 billion in combined assets
•Completed acquisition of Northwood Family Office, a Canadian leader in the family office segment
•Repurchased 4.1 million shares for $59.8 million
•Paid quarterly dividend of $0.18 a share, totalling $34.7 million

All financial amounts in Canadian dollars at June 30, 2022, unless stated otherwise. Financial amounts for the quarter are unaudited.

TORONTO (August 11, 2022) – CI Financial Corp. (“CI”) (TSX: CIX, NYSE: CIXX) today released financial results for the quarter ended June 30, 2022.

“These results validate our corporate strategy and capital allocation policies,” said Kurt MacAlpine, CI Chief Executive Officer. “Our expansion in wealth management in the United States and Canada has added stability and diversification to our business, with our U.S. operations making increasing contributions to revenues and earnings. Despite continued volatility in capital markets, we achieved year-over-year growth in overall EBITDA, earnings per share and free cash flow per share.1

“While the Canadian fund industry had total redemptions of $19 billion during the quarter, our flows in Canadian retail asset management were relatively stable, supported by improving overall investment performance and several successful product launches,” Mr. MacAlpine said.

“We continue to advance our U.S. wealth management strategy, both through acquisitions of selected, high-quality RIAs and through an array of initiatives to capture synergies, expand our services and support to clients, and foster organic growth. The success of these programs can be seen in the attractive, growing margins of our U.S. business.”

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Operating and financial data highlights

[millions of dollars, except share amounts]	As of and for the quarters ended
	Jun. 30, 2022	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021	Jun. 30, 2021
Total AUM and Client Assets:
Asset Management AUM	116,065	136,271	144,247	139,380	138,187
Canada Wealth Management assets	74,128	78,957	80,633	76,859	75,521
U.S. Wealth Management assets	143,520	145,768	151,339	96,974	83,764
Total assets	333,712	360,996	376,219	313,213	297,472

Asset Management Net Inflows:
Retail	(381)	(861)	142	684	530
Institutional	(3,203)	(264)	(331)	(126)	(360)
Australia	(122)	(305)	82	159	(33)
Closed Business	(160)	(203)	(195)	(146)	(194)
U.S. Asset Management	(195)	402	260	250	413
Total	(4,060)	(1,231)	(42)	821	356

IFRS Results
Net income attributable to shareholders	156.2	138.1	123.7	43.8	117.6
Diluted earnings per share	0.81	0.70	0.62	0.22	0.57
Pretax income	219.0	185.8	175.1	82.4	166.6
Pretax margin	38.6%	29.3%	28.3%	15.9%	31.7%
Operating cash flow before the change in operating assets and liabilities	141.2	207.7	179.2	135.2	158.1

Adjusted Results
Adjusted net income	149.1	166.8	171.0	159.2	153.0
Adjusted diluted earnings per share	0.78	0.85	0.86	0.79	0.74
Adjusted EBITDA	251.0	272.9	277.2	258.1	242.3
Adjusted EBITDA margin	44.5%	46.5%	47.7%	47.0%	48.4%
Free cash flow	176.4	201.6	187.1	180.9	164.1

Average shares outstanding	191,151,896	196,111,771	196,816,227	199,321,002	203,039,536
Ending shares outstanding	189,037,762	192,987,082	197,422,270	197,443,135	201,327,517

Total debt	3,688	3,530	3,776	3,408	3,350
Net debt	3,538	3,352	3,453	2,655	2,461
Net debt to adjusted EBITDA	3.5	3.0	3.1	2.6	2.5

1.Free cash flow, net debt, adjusted net income, adjusted earnings per share and adjusted EBITDA are not standardized earnings measures prescribed by IFRS. For further information, see “Non-IFRS Measures” note below.

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Financial highlights
Net income grew to $156.2 million in the quarter from $138.1 million in the first quarter. Excluding non-operating items, adjusted net income declined to $149.1 million in the quarter from $166.8 million in the first quarter of 2022 as higher earnings in CI’s U.S. and Canadian wealth businesses were more than offset by lower earnings from the Asset Management segment due to the pressure on global financial assets.

Second quarter total net revenues declined 10.6% to $566.7 million in the quarter from $633.8 million in the first quarter of 2022. Excluding non-operating items, adjusted total net revenue fell 3.9% to $598.3 million, primarily driven by lower revenues from the Asset Management segment due to lower average AUM.
Second quarter total expenses declined 22.4% to $347.7 million in the quarter from $448.0 million in the first quarter of 2022. Excluding non-operating items, adjusted total expenses were essentially unchanged at $386.0 million, reflecting disciplined cost controls in a challenging operating environment, partially offset by the impact of acquisitions that closed during the quarter.

Capital allocation
In the second quarter of 2022, CI repurchased 4.1 million shares at a cost of $59.8 million, for an average cost of $14.67 per share, and paid $34.7 million in dividends at a rate of $0.18 per share.

The Board of Directors declared a quarterly dividend of $0.18 per share, payable on January 13, 2023 to shareholders of record on December 30, 2022. The annual dividend rate of $0.72 per share represented a yield of 4.9% on CI’s closing share price of $14.67 on August 10, 2022.

Second quarter business highlights
CI announced its intention to sell up to 20% of its U.S. wealth management business via a U.S. initial public offering (“IPO”). CI stated that it intends to use the net proceeds from the IPO to pay down debt, and that a final decision on the IPO size, conditions and timing is pending and will be subject to market conditions.
CI completed the acquisitions of two registered investment advisors (“RIAs”): Corient Capital Partners, LLC, of Newport Beach, California, which serves ultra-high-net-worth individuals and families across the United States, and Galapagos Partners, LP of Houston, a multi-family office serving wealthy families and individuals. Both transactions closed on April 29, 2022.
CI Private Wealth US, LLC applied for a charter to establish and operate a South Dakota trust company, which, when granted, will allow CI’s wealth management business to offer administrative trust solutions.
CI completed the acquisition of Toronto-based Northwood Family Office Ltd., giving CI a leading presence in the country’s multi-family office segment. The transaction was completed on April 1, 2022.
In the latest initiatives to modernize CI’s asset management business, CI Global Asset Management (“CI GAM”) continued to enhance and broaden its product lineup. The firm introduced a private infrastructure investment solution managed by HarbourVest Partners, a global leader in private markets investing. CI GAM also launched CI Galaxy Blockchain ETF, CI Galaxy Metaverse ETF and CI Floating Rate Income Fund (ETF Series).
Additionally, CI GAM claimed compliance with the Global Investment Performance Standards (“GIPS®”) from CFA Institute. The GIPS standards are universal and voluntary standards based on the fundamental principles of full disclosure and fair representation of investment performance.
CI’s success in implementing innovative technologies and processes across its organization was recognized through a 2022 Digital Transformation Award (Large Private Sector category) from IT World Canada.
CI joint venture Axia Real Assets launched a new U.S. real estate fund, the Axia U.S. Grocery Net Lease Fund II LP, through a private placement. The investment vehicle will be used to acquire a portfolio of dominant net lease grocery real estate assets across the U.S.

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Analysts’ conference call
CI will hold a conference call with analysts today at 9:00 a.m. EDT, led by Chief Executive Officer Kurt MacAlpine and Chief Financial Officer Amit Muni. A live webcast of the call and slide presentation can be accessed here, or through the Investor Relations section of CI’s website.

Alternatively, investors may listen to the discussion through the following numbers (access code: 884850):
Canada toll-free: 1-833-950-0062
United States toll-free: 1-844-200-6205
United States (New York local): 1-646-904-5544
All other locations: 1-929-526-1599.

A recording of the webcast will be archived on CI’s Investor Relations site.

About CI Financial
CI Financial Corp. is an integrated global wealth and asset management company. CI’s primary asset management businesses are CI Global Asset Management (CI Investments Inc.) and GSFM Pty Ltd., and it operates in Canadian wealth management through CI Assante Wealth Management (Assante Wealth Management (Canada) Ltd.), CI Private Counsel LP, Aligned Capital Partners Inc., Northwood Family Office Ltd., CI Direct Investing (WealthBar Financial Services Inc.), and CI Investment Services Inc.

CI’s U.S. wealth management businesses consist of Barrett Asset Management, LLC, Balasa Dinverno Foltz LLC, Bowling Portfolio Management LLC, Brightworth, LLC, BRR OpCo, LLC (Budros, Ruhlin & Roe), The Cabana Group, LLC, Corient Capital Partners, LLC, CPWM, LLC (Columbia Pacific Wealth Management), Columbia Pacific Advisors, LLC, Congress Wealth Management LLC, Dowling & Yahnke, LLC, Doyle Wealth Management, LLC, Galapagos Partners, LP, GLASfunds, LLC, Gofen & Glossberg, LLC, Matrix Capital Advisors, LLC, McCutchen Group LLC, OCM Capital Partners, LLC, Portola Partners Group LLC, Radnor Financial Advisors, LLC, RegentAtlantic Capital, LLC, The Roosevelt Investment Group, LLC, RGT Wealth Advisors, LLC, R.H. Bluestein & Co., Segall Bryant & Hamill, LLC, Stavis & Cohen Private Wealth, LLC, and Surevest LLC.

CI is listed on the Toronto Stock Exchange under CIX and on the New York Stock Exchange under CIXX. Further information is available at  www.cifinancial.com.

Commissions, trailing commissions, management fees and expenses all may be associated with an investment in mutual funds and exchange-traded funds (ETFs). Please read the prospectus before investing. Important information about mutual funds and ETFs is contained in their respective prospectus. Mutual funds and ETFs are not guaranteed; their values change frequently, and past performance may not be repeated. You will usually pay brokerage fees to your dealer if you purchase or sell units of an ETF on recognized Canadian exchanges. If the units are purchased or sold on these Canadian exchanges, investors may pay more than the current net asset value when buying units of the ETF and may receive less than the current net asset value when selling them.

This press release contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI Financial Corp. (“CI”) and its products and services, including its business operations, strategy and financial performance and condition and its intention to conduct an IPO of its US wealth management business. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would”. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control.  Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that CI will proceed with the IPO, that all outstanding acquisitions will be completed and their asset levels will remain stable, that the investment fund industry will remain stable and that interest rates will remain relatively stable. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, the risk that the IPO

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may not occur in its expected timeframe or at all, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time. The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward-looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.

This communication is provided as a general source of information and should not be considered personal, legal, accounting, tax or investment advice, or construed as an endorsement or recommendation of any entity or security discussed. Individuals should seek the advice of professionals, as appropriate, regarding any particular investment. Investors should consult their professional advisors prior to implementing any changes to their investment strategies.

CI Global Asset Management is a registered business name of CI Investments Inc.

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CONSOLIDATED STATEMENT OF INCOME
For the three-month period ended June 30
	2022	2021
[in thousands of Canadian dollars, except per share amounts]	$	$
REVENUE
Canada asset management fees	404,279	441,139
Trailer fees and deferred sales commissions	(123,952)	(137,685)
Net asset management fees	280,327	303,454
Canada wealth management fees	130,103	119,901
U.S. wealth management fees	168,949	71,400
Other revenues	21,210	17,982
Foreign exchange gains (losses)	(32,864)	8,174
Other gains (losses)	(1,069)	3,830
Total net revenues	566,656	524,741

EXPENSES
Selling, general and administrative	239,521	173,936
Advisor and dealer fees	99,711	93,412
Interest and lease finance	36,235	24,249
Amortization and depreciation	11,909	9,702
Amortization of intangible assets from acquisitions	27,436	11,669
Transaction, integration, restructuring and legal settlements	4,587	17,543
Change in fair value of contingent consideration	(74,977)	22,410
Other	3,230	5,258
Total expenses	347,652	358,179
Income before income taxes	219,004	166,562

Provision for (recovery of) income taxes
Current	46,835	54,764
Deferred	13,901	(6,614)
	60,736	48,150
Net income for the period	158,268	118,412
Net income attributable to non-controlling interests	2,057	792
Net income attributable to shareholders	156,211	117,620
Basic earnings per share attributable to shareholders	$0.82	$0.58
Diluted earnings per share attributable to shareholders	$0.81	$0.57

Other comprehensive income (loss), net of tax
Exchange differences on translation of foreign operations	17,662	(10,475)
Total other comprehensive income (loss), net of tax	17,662	(10,475)
Comprehensive income for the period	175,930	107,937

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Comprehensive income attributable to non-controlling interests	2,996	792
Comprehensive income attributable to shareholders	172,934	107,145

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CONSOLIDATED BALANCE SHEET
	As at	As at
	June 30, 2022	December 31, 2021
[in thousands of Canadian dollars]	$	$
ASSETS
Current
Cash and cash equivalents	154,844	230,779
Client and trust funds on deposit	1,462,148	1,199,904
Investments	37,981	131,772
Accounts receivable and prepaid expenses	247,057	272,962
Income taxes receivable	12,556	3,607
Total current assets	1,914,586	1,839,024
Capital assets, net	54,687	52,596
Right-of-use assets	140,266	142,606
Intangibles	6,471,980	6,185,237
Deferred income taxes	45,887	56,901
Other assets	439,440	383,187
Total assets	9,066,846	8,659,551
LIABILITIES AND EQUITY
Current
Accounts payable and accrued liabilities	283,796	369,081
Current portion of provisions and other financial liabilities	321,062	572,432
Redeemable non-controlling interests	598,130	—
Dividends payable	68,054	71,072
Client and trust funds payable	1,467,614	1,202,079
Income taxes payable	12,841	19,035
Current portion of long-term debt	314,573	444,486
Current portion of lease liabilities	20,390	20,216
Total current liabilities	3,086,460	2,698,401
Long-term debt	3,373,540	3,331,552
Provisions and other financial liabilities	248,414	379,641
Deferred income taxes	484,511	480,777
Lease liabilities	150,921	153,540
Total liabilities	7,343,846	7,043,911
Equity
Share capital	1,742,376	1,810,153
Contributed surplus	35,374	28,368
Deficit	(72,182)	(226,715)
Accumulated other comprehensive loss	(12,629)	(23,289)
Total equity attributable to the shareholders of the Company	1,692,939	1,588,517
Non-controlling interests	30,061	27,123
Total equity	1,723,000	1,615,640
Total liabilities and equity	9,066,846	8,659,551

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STATEMENT OF CASH FLOWS
For the three-month period ended June 30
	2022	2021
[in thousands of Canadian dollars]	$	$
OPERATING ACTIVITIES (*)
Net income for the period	158,268	118,412
Add (deduct) items not involving cash
Other (gains) losses	1,069	(5,307)
Change in fair value of contingent consideration	(74,977)	22,410
Contingent consideration recorded as compensation	670	939
Recognition of vesting of redeemable non-controlling interests	(3,420)	—
Equity-based compensation	6,325	6,660
Amortization and depreciation	39,345	21,371
Deferred income taxes	13,901	(6,614)
Loss on repurchases of long-term debt	—	212
Cash provided by operating activities before net change in operating assets and liabilities	141,181	158,083
Net change in operating assets and liabilities	22,929	(27,989)
Cash provided by operating activities	164,110	130,094

INVESTING ACTIVITIES
Purchase of investments	(78)	(1,384)
Proceeds on sale of investments	71	6,194
Additions to capital assets	(5,553)	(1,255)
Decrease (increase) in other assets	13,287	(41,780)
Additions to intangibles	(2,713)	(2,113)
Cash paid to settle acquisition liabilities	(38,626)	(45,468)
Acquisitions, net of cash acquired	(155,828)	(371,958)
Cash used in investing activities	(189,440)	(457,764)

FINANCING ACTIVITIES
Repayment of long-term debt	—	(16,514)
Issuance of long-term debt	85,000	1,075,460
Repurchase of long-term debt	—	(4,779)
Repurchase of share capital	(59,248)	(132,043)
Payment of lease liabilities	(5,110)	(4,203)
Issuance of redeemable non-controlling interest	9,577	—
Net distributions to non-controlling interest	(1,348)	(580)
Dividends paid to shareholders	(34,748)	(36,728)
Cash provided by (used in) financing activities	(5,877)	880,613
Net increase (decrease) in cash and cash equivalents during the period	(31,207)	552,943
Cash and cash equivalents, beginning of period	186,051	248,394
Cash and cash equivalents, end of period	154,844	801,337

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(*) Included in operating activities are the following:
Interest paid	55,574	30,281
Income taxes paid	54,951	46,401

ASSETS UNDER MANAGEMENT AND NET FLOWS
[billions of dollars]	Quarters ended
	Jun. 30, 2022	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021	Jun. 30, 2021
Beginning AUM	136.3	144.2	139.4	138.2	132.6
Gross inflows	4.8	4.9	5.2	5.1	6.1
Gross outflows	8.7	6.6	5.5	4.5	6.1
Net inflows/(outflows)	(3.9)	(1.6)	(0.3)	0.6	(0.1)
Acquisitions	—	—	—	—	0.2
Market move and FX	(16.3)	(6.3)	5.2	0.6	5.5
Ending AUM	116.1	136.3	144.2	139.4	138.2
Proprietary AUM	30.8	34.5	36.2	34.7	34.5
Non-proprietary AUM	85.3	101.8	108.0	104.7	103.7
Average assets under management	125.4	138.2	143.0	141.1	135.9
Annualized organic growth	(11.4) %	(4.6) %	(0.9) %	1.6%	(0.2) %

Gross management fee/average AUM	1.31%	1.30%	1.30%	1.31%	1.31%
Net management fee/average AUM	0.89%	0.88%	0.88%	0.88%	0.88%

Net Inflows
Retail	(0.4)	(0.9)	0.1	0.7	0.5
Institutional	(3.2)	(0.3)	(0.3)	(0.1)	(0.4)
Closed business	(0.2)	(0.2)	(0.2)	(0.1)	(0.2)
Total Canada net inflows	(3.7)	(1.3)	(0.4)	0.4	—
Australia	(0.1)	(0.3)	0.1	0.2	—
Total net inflows/(outflows)	(3.9)	(1.6)	(0.3)	0.6	(0.1)

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RETAIL (ex Closed Business)
[billions of dollars]	Quarters ended
	Jun. 30, 2022	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021	Jun. 30, 2021
Beginning AUM	108.4	114.6	110.4	109.1	103.9
Net Flows	(0.4)	(0.9)	0.1	0.7	0.5
Market Move / FX	(12.9)	(5.3)	4.1	0.6	4.5
Acquisitions	___	___	___	0.2	___
Ending AUM	95.1	108.4	114.6	110.4	109.1
Average AUM	101.4	109.6	113.8	111.8	106.8

INSTITUTIONAL
[billions of dollars]	Quarters ended
	Jun. 30, 2022	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021	Jun. 30, 2021
Beginning AUM	12.7	13.3	13.0	13.0	12.7
Net Flows	(3.2)	(0.3)	0.3	(0.1)	(0.4)
Market Move / FX	(1.1)	(0.3)	0.6	0.1	0.7
Acquisitions	___	___	___	___	___
Ending AUM	8.4	12.7	13.3	13.0	13.0
Average AUM	10.2	12.9	13.2	13.3	13.0

AUSTRALIA
[billions of dollars]	Quarters ended
	Jun. 30, 2022	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021	Jun. 30, 2021
Beginning AUM	6.6	7.3	7.0	6.9	7.1
Net Flows	(0.1)	(0.3)	0.1	0.1	(0.0)
Market Move / FX	(1.4)	(0.4)	0.2	0.0	(0.2)
Acquisitions	___	___	___	___	___
Ending AUM	5.1	6.6	7.3	7.0	6.9
Average AUM	5.8	7.0	7.1	7.0	7.1

CLOSED BUSINESS
[billions of dollars]	Quarters ended
	Jun. 30, 2022	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021	Jun. 30, 2021
Beginning AUM	8.6	9.1	9.0	9.1	8.9
Net Flows	(0.2)	(0.2)	(0.2)	(0.2)	(0.2)
Market Move / FX	(0.9)	(0.3)	0.3	(0.0)	0.4
Acquisitions	___	___	___	___	___
Ending AUM	7.5	8.6	9.1	8.9	9.1
Average AUM	8.0	8.7	9.0	9.0	9.0

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AUM BY ASSET CLASS
[billions of dollars]	Quarters ended
	Jun. 30, 2022	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021	Jun. 30, 2021
Balanced	50.9	59.4	62.1	60.3	60.3
Equity	41.4	49.3	52.3	50.1	49.8
Fixed income	11.7	13.1	14.2	14.1	13.9
Alternatives	3.6	4.9	5.7	5.0	4.3
Cash/Other	3.4	3.0	2.7	2.8	2.9
Total Canada asset management	111.0	129.7	137.0	132.4	131.3
Australia	5.1	6.6	7.3	7.0	6.9
Total asset management segment	116.1	136.3	144.2	139.4	138.2

CANADA WEALTH MANAGEMENT CLIENT ASSETS
[billions of dollars]	Quarters ended
	Jun. 30, 2022	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021	Jun. 30, 2021
Beginning client assets	79.0	80.6	76.9	75.5	71.1
Acquisitions	2.4	—	—	—	—
Net flows and market move	(7.2)	(1.7)	3.8	1.3	4.5
Ending client assets	74.1	79.0	80.6	76.9	75.5
Average client assets	77.7	79.0	78.9	77.0	73.1
Wealth management fees/average client assets	0.91%	0.95%	0.93%	0.94%	0.91%

U.S. WEALTH MANAGEMENT CLIENT ASSETS
[billions of dollars]	Quarters ended
	Jun. 30, 2022	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021	Jun. 30, 2021
Beginning billable client assets	141.2	146.4	96.1	82.9	30.7
Acquisitions	7.1	1.1	49.3	10.1	49.5
Net flows and market move	(9.5)	(6.3)	1.0	3.1	2.7
Ending billable client assets	138.8	141.2	146.4	96.1	82.9
Unbillable client assets	4.8	4.6	4.9	0.9	0.8
Total client assets	143.5	145.8	151.3	97.0	83.8
Fees/beginning billable client assets[1]	0.48%	0.46%	0.50%	0.52%	0.71%
1. 2Q/21 adjusted for the timing of Segall Bryant & Hamill acquisition.

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NON-IFRS MEASURES

In an effort to provide additional information regarding our results as determined by IFRS, we also disclose certain non-IFRS information which we believe provides useful and meaningful information. Our management reviews these non-IFRS financial measurements when evaluating our financial performance and results of operations; therefore, we believe it is useful to provide information with respect to these non-IFRS measurements so as to share this perspective of management. Non-IFRS measurements do not have any standardized meaning, do not replace nor are superior to IFRS financial measurements and may not be comparable to similar measures presented by other companies. The non-IFRS financial measurements include:

Adjusted net income and adjusted basic and diluted earnings per share
Adjusted EBITDA and adjusted EBITDA margin
Free cash flow
Net debt.

These non-IFRS measurements exclude the following revenues and expenses which we believe allows investors a consistent way to analyze our financial performance, allows for better analysis of core operating income and business trends and permits comparisons of companies within the industry, normalizing for different financing methods and levels of taxation:

gains or losses related to foreign currency fluctuations on our cash balances costs related to our acquisitions including:
oamortization of intangible assets
ochange in fair value of contingent consideration
orelated advisory fees
ocontingent consideration classified as compensation per IFRS restructuring charges including organizational expenses for the establishment of CIPW legal provisions for a class action related to market timing certain gains or losses in assets and investments
costs related to issuing or retiring debt obligations
expenses associated with CIPW redeemable units.

Further explanations of these Non-IFRS measures can be found in the “Non-IFRS Measures” section of Management’s Discussion and Analysis dated August 11, 2022 available on SEDAR at www.sedar.com or at www.cifinancial.com.

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ADJUSTED NET INCOME AND ADJUSTED EARNINGS PER SHARE
[millions of dollars, except per share amounts]	Quarters ended
	Jun. 30, 2022	Mar. 31, 2022	Jun. 30, 2021
Net Income	158.3	137.5	118.4
Amortization of intangible assets from acquisitions	27.4	24.1	12.0
Change in fair value of contingent consideration	(75.0)	3.1	22.4
Contingent consideration recorded as compensation	0.7	18.2	0.9
Non-controlling interest reclassification	0.9	0.9	—
CIPW adjustments	3.1	13.2	—
FX (gains)/losses	32.9	(11.5)	(8.2)
Transaction, integration, restructuring and legal	4.6	3.8	17.5
Other (gains)/losses	(1.2)	—	(1.4)
Bond redemption costs	—	—	0.2
Total adjustments[1]	(6.7)	51.7	43.6
Tax effect of adjustments	5.6	(11.5)	(8.2)
Less: Non-controlling interest	8.1	10.9	0.8
Adjusted net income	149.1	166.8	153.0
Adjusted earnings per share	0.78	0.85	0.75
Adjusted diluted earnings per share	0.78	0.85	0.74

1.Adjustment effects on income statement line items: bond redemption costs are included in other expense, CIPW adjustments and contingent consideration recorded as compensation are included in SG&A, amortization of intangible assets from acquisitions, change in fair value of contingent consideration, FX (gains)/losses, other (gains)/losses, and bond redemption costs are included in the line items of the same description.

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EBITDA, ADJUSTED EBITDA AND ADJUSTED EBITDA MARGIN
[millions of dollars, except per share amounts]	Quarters ended
	Jun. 30, 2022	Mar. 31, 2022	Jun. 30, 2021
Pretax income	219.0	185.8	166.6
Amortization of intangible assets from acquisitions	27.4	24.1	12.1
Depreciation and other amortization	11.9	11.4	9.7
Interest and lease finance expense	36.2	35.9	24.2
EBITDA	294.6	257.1	212.6
Change in fair value of contingent consideration	(75.0)	3.1	22.4
Contingent consideration recorded as compensation	0.7	18.2	0.9
Non-controlling interest reclassification	0.9	0.9	—
CIPW adjustments	3.1	13.2	—
FX (gains)/losses	32.9	(11.5)	(8.2)
Transaction, integration, restructuring and legal	4.6	3.8	17.5
Other (gains)/losses	(1.2)	—	(1.4)
Bond redemption costs	—	—	0.2
Total adjustments	(34.1)	27.7	31.6
Non-controlling interest	9.5	11.9	1.9
Adjusted EBITDA	251.0	272.9	242.3

Reported net revenue	566.7	633.8	524.7
Less: FX gains/(losses)	(32.9)	11.5	8.2
Less: Non-Operating Other gains/(losses)	1.2	—	1.4
Less: NCI revenues	34.8	35.5	15.0
Adjusted net revenue	563.5	586.8	500.2
Adjusted EBITDA margin	44.5%	46.5%	48.4%

T: 416.364.1145 | 1.800.268.9374
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FREE CASH FLOW
[millions of dollars]	Quarters ended
	Jun. 30, 2022	Mar. 31, 2022	Jun. 30, 2021
Cash provided by operating activities	164.1	154.8	130.1
Net change in operating assets and liabilities	(22.9)	52.9	28.1
Operating cash flow before the change in operating assets and liabilities	141.2	207.7	158.1
FX (gains)/losses	32.9	(11.5)	(8.2)
Transaction, integration, restructuring and legal	4.6	3.8	17.5
Other (gains)/losses	—	—	—
Total adjustments	37.5	(7.7)	9.3
Tax effect (recovery) of adjustments	(5.7)	1.2	(1.4)
Less: Non-controlling interest	(3.4)	(0.4)	1.9
Free cash flow	176.4	201.6	164.1

NET DEBT
	Quarters ended
[millions of dollars]	Jun. 30, 2022	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021	Jun. 30, 2021
Current portion of long-term debt	314.6	225.3	444.5	74.2	—
Long-term debt	3,373.5	3,304.7	3,331.6	3,334.2	3,350.2
	3,688.1	3,530.0	3,776.0	3,408.4	3,350.2
Less:
Cash and short-term investments	154.8	186.1	230.8	653.9	801.3
Marketable securities	18.1	20.3	116.9	122.5	121.1
Add:
Regulatory capital and non-controlling interests	22.4	28.8	25.0	23.1	33.4
Net Debt	3,537.5	3,352.4	3,453.4	2,655.1	2,461.2

Adjusted EBITDA	251.0	272.9	277.2	258.1	242.3
Adjusted EBITDA, annualized	1,006.9	1,106.6	1,099.8	1,024.1	971.9
Gross leverage (Gross debt/Annualized adjusted EBITDA)	3.7	3.2	3.4	3.3	3.4
Net leverage (Net debt/Annualized adjusted EBITDA)	3.5	3.0	3.1	2.6	2.5

T: 416.364.1145 | 1.800.268.9374
15 York Street, Second Floor, Toronto, Canada M5J 0A3 | cifinancial.com

SUMMARY OF QUARTERLY RESULTS

[millions of dollars, except per share amounts]	IFRS Results					Adjusted Results
	For the quarters ended					For the quarters ended
	Jun. 30, 2022	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021	Jun. 30, 2021	Jun. 30, 2022	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021	Jun. 30, 2021
Revenues
Asset management fees	404.3	437.6	464.9	460.9	441.1	404.3	437.6	464.9	460.9	441.1
Trailer fees and deferred sales commissions	(124.0)	(135.3)	(143.6)	(143.4)	(137.7)	(124.0)	(135.3)	(143.6)	(143.4)	(137.7)
Net asset management fees	280.3	302.3	321.3	317.5	303.5	280.3	302.3	321.3	317.5	303.5
Canada wealth management fees	130.1	138.2	134.9	132.5	119.9	130.1	138.2	134.9	132.5	119.9
U.S. wealth management fees	168.9	164.5	120.9	108.1	71.4	168.9	164.5	120.9	108.1	71.4
Other revenues	21.2	21.6	27.3	11.2	18.0	21.2	21.6	27.3	11.2	18.0
FX gains/(losses)	(32.9)	11.5	3.1	(50.3)	8.2	—	—	—	—	—
Other gains/(losses)	(1.1)	(4.4)	11.9	(1.1)	3.8	(2.3)	(4.4)	(4.9)	(1.1)	2.5
Total net revenues	566.7	633.8	619.3	517.9	524.7	598.3	622.3	599.4	568.2	515.2
Expenses
Selling, general & administrative	239.5	259.6	214.6	201.9	173.9	235.7	228.2	212.5	197.7	173.0
Advisor and dealer fees	99.7	106.9	104.8	103.4	93.4	99.7	106.9	104.8	103.4	93.4
Other	3.2	3.2	5.7	6.5	5.3	2.4	2.4	5.7	6.5	5.0
Interest and lease finance expense	36.2	35.9	32.5	31.6	24.2	36.2	35.9	32.5	31.6	24.2
Depreciation and other amortization	11.9	11.4	10.9	10.3	9.7	11.9	11.4	10.4	10.0	9.4
Amortization of intangible assets from acquisitions	27.4	24.1	18.2	16.4	11.7	—	—	—	—	—
Transaction, integration, restructuring and legal	4.6	3.8	13.6	3.9	17.5	—	—	—	—	—
Change in fair value of contingent consideration	(75.0)	3.1	43.9	61.4	22.4	—	—	—	—	—
Total expenses	347.7	448.0	444.2	435.5	358.2	386.0	384.8	365.9	349.2	305.1
Pretax income	219.0	185.8	175.1	82.4	166.6	212.3	237.5	233.4	219.0	210.1
Income tax expense	60.7	48.3	51.3	37.0	48.2	55.1	59.7	62.5	58.1	56.4
Net income	158.3	137.5	123.7	45.4	118.4	157.2	177.8	171.0	160.9	153.7
Non-controlling interest	2.1	(0.6)	—	1.6	0.8	8.1	10.9	—	1.6	0.8
Net income attributable to shareholders	156.2	138.1	123.7	43.8	117.6	149.1	166.8	171.0	159.2	153.0
Basic earnings per share	0.82	0.70	0.63	0.22	0.58	0.78	0.85	0.87	0.80	0.75
Diluted earnings per share	0.81	0.70	0.62	0.22	0.57	0.78	0.85	0.86	0.79	0.74

T: 416.364.1145 | 1.800.268.9374
15 York Street, Second Floor, Toronto, Canada M5J 0A3 | cifinancial.com

RESULTS OF OPERATIONS – ASSET MANAGEMENT SEGMENT

[millions of dollars, except per share amounts]	IFRS Results					Adjusted Results
	For the quarters ended					For the quarters ended
	Jun. 30, 2022	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021	Jun. 30, 2021	Jun. 30, 2022	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021	Jun. 30, 2021
Revenues
Asset management fees	408.9	442.5	469.6	465.6	445.5	408.9	442.5	469.6	465.6	445.5
Trailer fees and deferred sales commissions	(131.9)	(143.9)	(152.6)	(152.4)	(146.3)	(131.9)	(143.9)	(152.6)	(152.4)	(146.3)
Net asset management fees	277.0	298.6	316.9	313.2	299.3	277.0	298.6	316.9	313.2	299.3
Other revenues	5.6	10.2	19.9	3.2	12.2	5.6	10.2	19.9	3.2	12.2
FX gains/(losses)	(32.8)	11.4	(1.4)	(19.0)	1.2	—	—	—	—	—
Other gains/(losses)	(1.1)	(4.4)	12.0	(1.1)	3.8	(2.3)	(4.4)	(4.8)	(1.1)	2.5
Total net revenues	248.7	315.8	347.5	296.3	316.5	280.2	304.4	332.1	315.3	313.9
Expenses
Selling, general & administrative	97.3	96.8	108.7	109.6	104.9	97.3	96.8	108.7	109.6	104.9
Other	—	—	(0.5)	1.6	0.2	—	—	(0.5)	1.6	0.2
Interest and lease finance expense	1.0	1.0	0.5	0.5	0.6	1.0	1.0	0.5	0.5	0.6
Depreciation and other amortization	5.0	5.0	5.4	5.5	5.5	5.0	5.0	5.4	5.5	5.5
Amortization of intangible assets from acquisitions	0.6	0.6	0.6	0.6	0.6	—	—	—	—	—
Transaction, integration, restructuring and legal	2.3	(0.9)	10.4	0.4	14.6	—	—	—	—	—
Change in fair value of contingent consideration	(3.9)	4.0	14.2	1.9	10.0	—	—	—	—	—
Total expenses	102.3	106.5	139.3	120.2	136.4	103.3	102.8	114.1	117.2	111.1
Pretax income	146.4	209.3	208.1	176.1	180.1	176.9	201.6	218.0	198.1	202.8

Non-IFRS adjustments
Pretax income	146.4	209.3	208.1	176.1	180.1	176.9	201.6	218.0	198.1	202.8
Amortization of intangible assets from acquisitions	0.6	0.6	0.6	0.6	0.6	—	—	—	—	—
Depreciation and other amortization	5.0	5.0	5.4	5.5	5.5	5.0	5.0	5.4	5.5	5.5
Interest and lease finance expense	1.0	1.0	0.5	0.5	0.6	1.0	1.0	0.5	0.5	0.6
EBITDA	153.0	215.9	214.7	182.7	186.7	183.0	207.6	223.9	204.1	208.8
Contingent consideration recorded as compensation (included in SG&A)	(3.9)	4.0	14.2	1.9	10.0	—	—	—	—	—
FX (gains)/losses	32.8	(11.4)	1.4	19.0	(1.2)	—	—	—	—	—
Transaction, integration, restructuring and legal	2.3	(0.9)	10.4	0.4	14.6	—	—	—	—	—
Other (gains)/losses	(1.2)	—	(16.8)	—	(1.4)	—	—	—	—	—
Total adjustments	30.0	(8.3)	9.2	21.4	22.1	—	—	—	—	—
Less: Non-controlling interest	0.3	0.4	0.1	0.5	0.2	0.3	0.4	0.1	0.5	0.2
Adjusted EBITDA	182.7	207.2	223.8	203.6	208.6	182.7	207.2	223.8	203.6	208.6

T: 416.364.1145 | 1.800.268.9374
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RESULTS OF OPERATIONS – CANADA WEALTH MANAGEMENT SEGMENT

[millions of dollars, except per share amounts]	IFRS Results					Adjusted Results
	For the quarters ended					For the quarters ended
	Jun. 30, 2022	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021	Jun. 30, 2021	Jun. 30, 2022	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021	Jun. 30, 2021
Revenues
Canada wealth management fees	175.6	185.7	184.3	181.7	166.5	175.6	185.7	184.3	181.7	166.5
Other revenues	21.3	17.1	16.0	14.8	13.9	21.3	17.1	16.0	14.8	13.9
FX gains/(losses)	—	0.1	0.8	0.7	0.7	—	—	—	—	—
Other gains/(losses)	—	—	(0.1)	—	—	—	—	(0.1)	—	—
Total net revenues	196.9	202.9	201.1	197.2	181.1	196.9	202.8	200.3	196.5	180.4
Expenses
Selling, general & administrative	45.5	41.4	39.9	37.8	35.7	45.3	41.4	39.9	37.8	35.7
Advisor and dealer fees	135.9	145.6	145.2	143.5	131.3	135.9	145.6	145.2	143.5	131.3
Other	2.6	2.9	3.2	1.8	1.3	1.7	2.0	3.2	1.8	1.3
Interest and lease finance expense	(0.1)	0.2	0.2	0.2	0.1	(0.1)	0.2	0.2	0.2	0.1
Depreciation and other amortization	2.8	2.5	2.3	2.4	2.5	2.8	2.5	2.3	2.4	2.5
Amortization of intangible assets from acquisitions	2.1	1.6	1.5	1.7	1.3	—	—	—	—	—
Transaction, integration, restructuring and legal	0.4	0.8	0.1	0.1	—	—	—	—	—	—
Change in fair value of contingent consideration	(0.6)	—	—	—	—	—	—	—	—	—
Total expenses	188.5	195.0	192.6	187.5	172.3	185.6	191.7	191.0	185.7	171.0
Pretax income	8.4	7.9	8.5	9.7	8.8	11.4	11.1	9.3	10.8	9.5

Non-IFRS adjustments
Pretax income	8.4	7.9	8.5	9.7	8.8	11.4	11.1	9.3	10.8	9.5
Amortization of intangible assets from acquisitions	2.1	1.6	1.6	1.8	1.4	—	—	0.1	0.1	0.1
Depreciation and other amortization	2.8	2.5	2.3	2.4	2.5	2.8	2.5	2.3	2.4	2.5
Interest and lease finance expense	(0.1)	0.2	0.2	0.2	0.1	(0.1)	0.2	0.2	0.2	0.1
EBITDA	13.1	12.1	12.6	14.0	12.8	14.0	13.8	11.9	13.5	12.2
Change in fair value of contingent consideration	(0.6)	—	—	—	—	—	—	—	—	—
Contingent consideration recorded as compensation	0.1	—	—	—	—	—	—	—	—	—
CIPW adjustments (included in SG&A)	0.1	—	—	—	—	—	—	—	—	—
FX (gains)/losses	—	(0.1)	(0.8)	(0.7)	(0.7)	—	—	—	—	—
Transaction, integration, restructuring and legal	0.4	0.8	0.1	0.1	—	—	—	—	—	—
NCI reclassification (included in Other)	0.9	0.9	—	—	—	—	—	—	—	—
Total adjustments	0.8	1.6	(0.7)	(0.6)	(0.6)	—	—	—	—	—
Less: Non-controlling interest	1.0	0.9	(1.5)	0.7	0.5	1.0	0.9	(1.5)	0.7	0.5
Adjusted EBITDA	13.0	12.9	13.5	12.8	11.6	13.0	12.9	13.5	12.8	11.6

T: 416.364.1145 | 1.800.268.9374
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RESULTS OF OPERATIONS – U.S. WEALTH MANAGEMENT SEGMENT

[millions of dollars, except per share amounts]	IFRS Results					Adjusted Results
	For the quarters ended					For the quarters ended
	Jun. 30, 2022	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021	Jun. 30, 2021	Jun. 30, 2022	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021	Jun. 30, 2021
Revenues
U.S. wealth management fees	168.9	164.5	120.9	108.1	71.4	168.9	164.5	120.9	108.1	71.4
Other revenues	4.5	4.8	1.3	2.6	0.9	4.5	4.8	1.3	2.6	0.9
FX gains/(losses)	—	—	3.7	(31.9)	6.3	—	—	—	—	—
Total net revenues	173.4	169.2	125.9	78.8	78.6	173.5	169.2	122.2	110.7	72.3
Expenses
Selling, general & administrative	112.8	136.9	80.8	68.8	46.9	109.2	105.5	78.7	64.6	46.0
Other	0.7	0.4	2.9	3.1	3.5	0.7	0.4	2.9	3.1	3.5
Interest and lease finance expense	0.6	0.5	0.4	0.4	0.2	0.6	0.5	0.4	0.4	0.2
Depreciation and other amortization	4.1	3.9	3.1	2.5	1.7	4.1	3.9	3.1	2.5	1.7
Amortization of intangible assets from acquisitions	24.7	21.9	16.1	14.1	9.8	—	—	—	—	—
Transaction, integration, restructuring and legal	2.0	3.9	3.1	3.4	2.9	—	—	—	—	—
Change in fair value of contingent consideration	(70.5)	(0.9)	29.7	59.5	12.4	—	—	—	—	—
Total expenses	74.4	166.5	136.1	151.7	77.4	114.6	110.3	85.2	70.5	51.4
Pretax income	99.0	2.7	(10.2)	(72.9)	1.2	58.9	59.0	37.0	40.2	20.9

Non-IFRS adjustments
Pretax income	99.0	2.7	(10.2)	(72.9)	1.2	58.9	59.0	37.0	40.2	20.9
Amortization of intangible assets from acquisitions	24.7	21.9	16.5	14.4	10.1	—	—	0.5	0.3	0.3
Depreciation and other amortization	4.1	3.9	3.1	2.5	1.7	4.1	3.9	3.1	2.5	1.7
Interest and lease finance expense	0.6	0.5	0.4	0.4	0.2	0.6	0.5	0.4	0.4	0.2
EBITDA	128.4	29.1	9.9	(55.6)	13.2	63.5	63.4	41.0	43.4	23.1
Change in fair value of contingent consideration	(70.5)	(0.9)	29.7	59.5	12.4	—	—	—	—	—
Contingent consideration recorded as compensation (included in SG&A)	0.6	18.2	2.1	4.2	0.9	—	—	—	—	—
CIPW adjustments (included in SG&A)	3.0	13.2	—	—	—	—	—	—	—	—
FX (gains)/losses	—	—	(3.7)	31.9	(6.3)	—	—	—	—	—
Transaction, integration, restructuring and legal	2.0	3.9	3.1	3.4	2.9	—	—	—	—	—
Total adjustments	(64.9)	34.3	31.1	99.0	9.9	—	—	—	—	—
Less: Non-controlling interest	8.2	10.9	1.0	1.7	1.0	8.2	10.9	1.0	1.7	1.0
Adjusted EBITDA	55.4	52.5	40.0	41.7	22.1	55.4	52.5	40.0	41.7	22.1

Contacts:

T: 416.364.1145 | 1.800.268.9374
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Investor Relations
Jason Weyeneth, CFA
Vice-President, Investor Relations & Strategy
416-681-8779
jweyeneth@ci.com

Media
Canada
Murray Oxby
Vice-President, Communications
416-681-3254
moxby@ci.com

United States
Jimmy Moock
Managing Partner, StreetCred
610-304-4570
jimmy@streetcredpr.com
ci@streetcredpr.com